VIA FACSIMILE

CONTACT: CAROL LOUIE DRUXMAN
SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106


SEATTLE, WASHINGTON.May 17, 2001.Todd Shipyards Corporation (the "Company") announced it has won an award of approximately $1.86 million in an arbitration proceeding over the construction of a floating electrical power plant (the "Margarita II"). Under the award the Company is also entitled to receive interest and reimbursement of certain agreed expenses which will bring the
total award to approximately $2.6 million.   The Company will recognize the
award, and a portion of the interest and expense reimbursement in the 2001 fiscal year in the amount of $2.3 million. The balance of the interest and expense reimbursement will be recognized in the 2002 fiscal year. The Company plans to announce its 2001 fiscal year earnings on May 30, 2001.